Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

RECEIVED
2008 MAR -3 A 10:37

ACS/LAR 26 FEB 08

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

08001031

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Unique Submission

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Strategic Review Update dated 18 February, 2008; and
- Temporary Public Ownership dated 22 February, 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

A C SWALWELL
Operational Director – Debt Capital Markets

Enc

dlw 3/4

Regulatory Announcement

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Company	Northern Rock PLC
TIDM	NRK
Headline	Temporary Public Ownership
Released	17:23 22-Feb-08
Number	6111O

RNS Number:6111O
Northern Rock PLC
22 February 2008

Not for distribution or publication in any country or jurisdiction where it be unlawful to do so.

NORTHERN ROCK

22 FEBRUARY 2008

TEMPORARY PUBLIC OWNERSHIP

Ron Sandler, the new Executive Chairman of Northern Rock, and the other members of the new Board have held their first Board meeting following the Company having entered into a period of temporary ownership earlier today.

Commenting on his new role and challenges Ron said:

"I know these past months have been a turbulent time for everyone at Northern Rock, both for the staff and its loyal customer base. It is therefore of great importance to me and the new Board that as we go forward we create the stability to build a company operating on sound commercial principles that can be returned to the private sector, standing on its own two feet."

On the appointments to the new Board, Ron said:

"This is a combined team of great experience, drawn from both within Northern Rock and outside organisations. As well as ensuring all important continuity, this is a team that will bring new ideas and new ways of working to Northern Rock to the benefit of everyone."

For further details please see below:

Introduction

The Board of Northern Rock notes that the legislation under which all the shares in the Company have been acquired by the Treasury has come into effect and the Company has moved into a period of temporary public ownership. The Government has announced that during this period the Company will operate at arm's length and on a commercial basis. The Government has stated that this legislation allows for the running of the bank and for the eventual transfer back into the private sector as soon as it is right to do so.

Customers

The Company will continue to be open for business as usual for its customers and the Government's guarantee arrangements remain in place. Depositors' money

remains safe and secure.

Board and Management

Ron Sandler and Ann Godbehere have today joined the Board as the new Executive Chairman and the new Chief Financial Officer respectively. Mr Sandler and Ms Godbehere will work with the existing management team during this transitional period. In addition Philip Remnant, Tom Scholar and Stephen Hester have today joined the Board as non-executive directors, with Mr Hester filling the role of Deputy Chairman. Bryan Sanderson, Sir Ian Gibson, David Jones and Paul Thompson have each retired from the Board. Mr Jones has agreed to continue as part of the management team. Andy Kuipers will remain on the Board and will continue as Chief Executive. Simon Laffin, John Devaney and Laurie Adams will continue as non-executive directors. Michael Queen will be retiring from the Board but has agreed to stay on as a non-executive director for three months to help provide continuity.

Effect of Transfer Order

Share Transfers

All the shares in the Company have been transferred to the Treasury Solicitor, as nominee of the Treasury, by virtue of the Northern Rock plc Transfer Order 2008 (the Transfer Order), which was made pursuant to the Banking (Special Provisions) Act 2008 and which came into effect at 00.01a.m. on 22 February. The listing of the Company's ordinary and preference shares has now been cancelled by the UK Listing Authority, trading of such shares on the London Stock Exchange has ceased and all shares have been disabled in CREST. All other rights or entitlements to receive or subscribe for shares in the Company have been extinguished by virtue of the Transfer Order.

Changes to Tier 1 Notes

If, during the period of temporary public ownership, the Company would otherwise have been obliged to issue shares under the terms of the £200,000,000 7.053% callable perpetual core tier one notes or to holders of the £300,000,000 8.399% step-up callable perpetual reserve capital instruments (together, the Tier 1 Notes) in order to satisfy entitlements to interest payments, the Transfer Order provides that the Treasury has a right to issue a notice the effect of which is that a right to be paid in cash arises or for there to be an issue of further debt by Northern Rock instead.

The Northern Rock Foundation

The Foundation Shares held by The Northern Rock Foundation have all been converted into and redesignated as ordinary shares and are now owned by the Treasury along with all other shares in the Company. The Deed of Covenant with The Northern Rock Foundation has been terminated, but alternative arrangements will be put in place guaranteeing it a minimum income of £15 million per year in 2008, 2009 and 2010.

Contractual Rights and Obligations

The Transfer Order has the effect of modifying certain instruments, to which the Company and its subsidiaries are party, to negate certain consequences which may otherwise arise as a result of the Transfer Order. For example, no party is entitled to terminate any arrangement, receive an increased or accelerated payment or decrease or defer any payment pursuant to any arrangement or otherwise amend the terms of any arrangement by virtue of, or in connection with, the Transfer Order.

Compensation Arrangements

Shareholders who held shares in the Company immediately before they were

transferred by the Transfer Order, persons whose rights to receive or subscribe for shares in the Company were extinguished by the Transfer Order and persons whose contractual rights have been modified as a result of the Transfer Order shall each be entitled to compensation. A draft of the Northern Rock plc Compensation Scheme Order 2008 (the Compensation Order), to be made pursuant to the Banking (Special Provisions) Act 2008, was laid before Parliament today and is available from the Treasury's website at www.hm-treasury.gov.uk. The Compensation Order is expected to come into force shortly.

The determination of such compensation shall be made by an independent valuer appointed by the Treasury. In determining compensation, the valuer must assume that all financial assistance provided by the Bank of England or Treasury has been withdrawn and no such assistance would be provided in the future. The valuer must also assume that the Company is unable to continue as a going concern and is in administration.

Further announcements relating to the Compensation Order will be made by the Treasury in due course.

Employees

There will be no change to the employment terms or conditions of any employees as a result of the Transfer Order.

Listed Debt Securities

The various classes of the Company's listed debt securities have not been acquired under the Transfer Order and their various listings will continue, with the only direct changes to the terms being those set out above in relation to the Tier 1 Notes. The provisions of the Transfer Order relating to contractual rights and obligations summarised above may indirectly affect certain classes of the listed debt securities.

Annual Report and Accounts and Annual General Meeting

As the shares in the Company are now all owned by the Treasury, the Company will not hold an annual general meeting which is open to former shareholders or the general public. In compliance with its obligations as an issuer of listed debt securities and applicable company law, the Company will continue to publish its annual financial report.

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John C Watson
Corporate Communications
0191 279 5295

James Murgatroyd
Finsbury Limited
020 7251 3801

END

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	NRK
Headline	Strategic Review Update
Released	10:37 18-Feb-08
Number	1869O

RNS Number:1869O
Northern Rock PLC
18 February 2008

18 FEBRUARY 2008

STRATEGIC REVIEW UPDATE

Northern Rock taken into temporary public ownership

The Board of Northern Rock notes the Government's announcement of its intention to take the Company into temporary public ownership by legislation under which it will acquire all of the shares in the Company, including the preference shares. The Government expects temporary public ownership to become effective within the next few days.

It has been important to have had the time to ensure there were a number of private sector solutions available. The Board hoped that at least one of those options would succeed and is very disappointed that the Government concluded that it was unable to provide funding to support a private sector solution and, in particular, the proposal put forward by the Company, which the Board believed satisfied the interests of all stakeholders.

The Company has been informed that the listing of its ordinary and preference shares has been suspended with immediate effect by the UK Listing Authority and that trading of these shares on the London Stock Exchange has ceased. The Government has said that it will be providing details shortly of the independent valuation process that will be established to assess compensation due to shareholders. The Company understands that the listing and trading of the debt instruments of the Company and its financing vehicles remain unaffected

The Government has also announced that it intends to appoint Ron Sandler as the new Executive Chairman of the Company and Ann Godbehere as the new Chief Financial Officer to work with the existing management team to determine the appropriate business strategy for the Company whilst in temporary public ownership. It is not possible at this stage to give any guidance on the nature of such changes or on the impact of any changes, which may be made to the business, on employees of the Company.

The Government's announcement makes clear that the Company and its new management will be expected to operate at arm's length from the Government with commercial autonomy for its decisions and with the aim of returning the Company to the private sector at the earliest opportunity.

The Government has indicated that the new management of the Company will be

asked to identify a viable long-term future for The Northern Rock Foundation and, in the meantime, that the proposals being developed by Mr Sandler envisage the Company paying to the Foundation a minimum of £15 million per year in each of 2008, 2009 and 2010.

The Government has confirmed that the Company will remain fully open for business, working normal hours and operating as usual and that customers will not be affected by this development. It has also confirmed that HM Treasury's guarantee arrangements remain in place and depositors' money continues to be safe and secure. All branches, call centres, and other operations remain open for business to ensure the Company continues to provide a high standard of service to its customers.

City Contacts

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John C Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

The Blackstone Group International Limited ("Blackstone"), Citigroup Global Markets Limited ("Citi") and Merrill Lynch International, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Northern Rock plc and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Northern Rock plc for providing the protections afforded to clients of Blackstone, Citi or Merrill Lynch International nor for providing advice in relation to the matters referred to in this announcement.

END

END